MAIL STOP 03-08

	December 16, 2004

Mr. Paul Biberkraut, CFO
Superior Galleries, Inc.
9478 West Olympic Boulevard
Beverly Hills, CA 90212

	RE:	Superior Galleries, Inc.
		Registration Statement on Form SB-2
		Commission File No. 333-119253
		Amendment Filed on December 2, 2004

Dear Mr. Biberkraut:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The high level of our debt may limit our ability..., page 6
1. Disclosure under the caption "Liquidity and Capital Resources" indicates that the company does not expect to satisfy fixed obligations solely by cash generated from operating activities and may satisfy these obligations by incurring additional indebtedness.
Please reconcile your disclosure in this risk factor with the disclosure under "Liquidity and Capital Resources," and clearly indicate that you may need to incur more indebtedness to service your current indebtedness.



Our Series B Preferred Stock and Series D Preferred Stock have antidilution terms..., page 14
2. Please delete the mitigating language in the last three sentences of this section.
Management`s Discussion and Analysis, page 20
For the Three Months Ended September 30, 2004 and 2003, page 22
3. We note that you intend to upgrade the e-commerce functionality of your website. Please describe the upgrades you intend to implement and quantify the costs associated with the upgrades.

Years Ended June 30, 2004 and 2003, page 25
4. We reviewed your response to prior comment 24. You state that you are unable to quantify the amounts of cost savings resulting from the consolidation efforts as you were experiencing growth in your operations from increasing sales at the same time. It appears that you could quantify the effects of eliminating the Newport Beach location, the reduction of staff as a result of your exit from the art business segment, and the elimination of duplicative systems with regard to operations, accounting and sales and marketing, as these expenses would have been eliminated after the consolidation was completed and included prior to that time. We believe that you should have this information in your underlying accounting records.
The effects of offsetting increases in other expenses arising from the need to support your increased operations, accounting and sales and marketing should be separately quantifiable as they would not relate to either the Newport Beach location or the discontinued art business segment.
5. We reviewed your response to prior comment 25. Your response states that you are unable to quantify the amounts of the various factors that affect gross margin. You state that your gross margin analyses are inherently unquantifiable because they are dependent on your exposure over the relevant periods of time to opportunities to purchase rare coins at or below market value and these opportunities are unpredictable. We believe that even if these opportunities are unpredictable, you should be able to quantify them as you are not making predictions of outcomes relating to future opportunities, but rather, explaining the effects on your results of operations of transactions and events that have already occurred. We believe that you should have the details of the effects on your revenues, costs of sales, and gross profit of decisions, such as your decision that led to revenues on retail coin sales decreasing primarily due to your aggressive pricing in 2003 that resulted in higher sales, but reduced gross margin. It is difficult for us to understand how you could effectively manage your business without analyzing the effects of those decisions.

Financing Activities, page 28
6. Please discuss the likely impact on your financial condition should your CEO require immediate payment on the outstanding balances of the loans he has verbally agreed to defer. Specifically address this circumstance in a risk factor if immediate payment would materially affect your financial situation.
7. We note that you currently have an outstanding balance on a loan with a private lender in the amount of $2,500,000 which is callable with five days notice. This circumstance, including the likely impact on your financial condition, should be specifically addressed in the risk factors section. Similarly, disclose that you have renegotiated the terms of your outstanding indebtedness on various occasions.

Business, page 33
Competition, page 37
8. Please describe your methods of competition in more specific terms. For example, clearly explain how the company prices its coins
"more competitively."
Management, page 41
9. We note that Mr. Gollihugh is a director and/or shareholder of several real estate holding companies, a commercial bank and other financial companies. Please identify all directorships held in reporting companies naming each company. See Item 401(a)(5) of Regulation S-B.
Employment Agreements, page 44
10. We note your response to prior comment 42. Please file the agreement pursuant to which Mr. DiGenova has waived his rights to a bonus, or provide the disclosure we requested previously. We note that your employment agreement with Mr. DiGenova terminates on December 31, 2004. Please disclose whether you intend to extend this employment agreement with Mr. DiGenova and, if so, when an extension is expected to be formalized.

Certain Relationships and Related Transactions, page 46
11. For each of the transactions that you have included in this section, please disclose whether the terms were as comparable as those that could have been obtained from unrelated third parties.



Principal and Selling Shareholders, page 48
12. We note your supplemental response to our prior comment 50 indicating that Stanford Venture Capital Holdings, Inc. has purchased the securities for investment and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please add this disclosure in the prospectus.
13. It appears that the column indicating shares beneficially owned after the offering by Stanford Venture Capital Holdings, Inc. is incorrect. Please revise or advise.

Financial Statements for the Year Ended June 30, 2004

Independent Auditors` Report, page F-2
14. We note that the report of Singer Lewak Greenbaum & Goldstein LLP has been revised to state that they audited the balance sheet of Superior Galleries, Inc. as of June 30, 2004 and 2003 and the related statements of operations, stockholders` equity (deficit) and cash flows for the year then ended. The opinion paragraph continues to express an opinion on only the balance sheet as of June 30, 2004 and the results of operations and cash flows for the year then ended. Please revise or advise.

Statement of Cash Flows, page F-9
15. Please revise the heading on your Statement of Cash Flows to read as such rather than the current heading of Schedule II.

Note 1. Summary of Significant Accounting Policies, page F-12

Shipping and Handling
16. We reviewed your response to prior comment 62 in which you state that the coins in many of your transactions are hand-delivered and therefore there are no shipping costs associated with these transactions. Please note that the costs of having the coins physically moved from your place of business to the buyer`s designated location for delivery are shipping costs. You state that when your coins are shipped, the costs are not material because rare coins are small in size and weight and are typically sent via certified mail. The costs of both hand-delivering and mailing the coins and, if applicable, insuring them should be considered shipping costs. Handling costs are costs incurred to store, move and prepare the products for delivery or shipping. Since you may choose between more than one acceptable accounting policy for these types of costs, you should provide an accounting policy note that discloses your classification of these costs. If you want to make an assertion that these amounts are immaterial, please tell us supplementally the amount of these costs included in each annual and interim period and the line item where these costs are included in your statements of operations. Unless you can demonstrate that these costs are immaterial, if you classify these costs outside costs of sales, please disclose the amount of these costs and the line item in the financial statements where the costs are included. In addition, as previously requested, please tell us supplementally and disclose whether you charge your customers for shipping and handling. If so, please disclose where you reflect shipping and handling revenues in your financial statements. Refer to EITF 00-10 for guidance.

Note 2. Inventories, page F-19
17. We note you revised your disclosure to state that your inventory totals reflect your total proportional ownership of inventory related to joint ventures or purchase financing agreements with third parties
(partnerships) that include vendors and customers for the purchase and sale of specific rare coins or fine collectibles. Please tell us supplementally the amount of proportionally owned inventory that is included in your inventory totals at each annual and interim balance sheet date for the most recent two years and subsequent interim period. Tell us the amount of your revenues and expenses related to these types of arrangements for the most recent two years and subsequent interim period. Tell us whether you have any liabilities associated with these types of arrangements reflected in your balance sheets at June 30, 2003, June 30, 2004 and September 30, 2004. It may be helpful to our understanding of your accounting for these arrangements for you to provide the journal entries you use for recording a typical transaction. Tell us supplementally who has title to the inventory, who bears the risk of loss due to changes in the market value, who has the risk of loss for collection of any receivables arising from the sale of the inventory, who has physical custody of the inventory, who is responsible for arranging the sale of the inventory and any other factors you consider relevant in determining your accounting treatment. Provide the basis in GAAP for your accounting for these joint ventures or purchase financing agreements/partnerships on a proportional basis. We may have further comment after reviewing your response.

Note 11. Equity, page F-27

Sale and Redemption of Series A Convertible Preferred Stock
18. We reviewed your response to prior comment 69. It appears that you are in default on your payment obligations for the redemption of the Series A Preferred Stock since at June 30, 2004 and September 30,
2004 you have not made any of the required quarterly payments. Unless you had written waivers or agreements from the holders of the
Series A Preferred Stock allowing you to defer payment of the redemption obligation, you should reclassify the entire amount of the redemption obligation to current liabilities.




Financial Statements for the Quarter Ended September 30, 2004

Note 9. Contingencies, page F-46

Legal Proceedings
19. We note your disclosure that you may from time-to-time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of your business. Please revise your disclosure to address whether you believe any of those claims or litigation could have a material adverse effect on your financial condition, liquidity or results of operations. Please refer to FAS 5 for disclosure requirements regarding contingent liabilities.

Part II

Exhibits
20. We note that Exhibit 10.17, Independent Contractor and
Proprietary Information Agreement, has not been filed on EDGAR as indicated in the exhibit table. Please file this exhibit or advise.

Form 10-KSB for the Year Ended June 30, 2004
21. The comments on the Form SB-2 should be complied with in your Form 10-KSB to the extent applicable.

Form 10-QSB for the Quarter Ended September 30, 2004
22. The comments on the Form SB-2 should be complied with in your Form 10-QSB to the extent applicable.

Item 3. Controls and Procedures, page 23
23. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to
Exchange Act Rules 13a-14(c) and 15d-15(c). Disclosure controls and procedures are now defined in Rules 13a-15(e) and 15d-15(e). Your evaluation should now be performed as of the end of the period covered by each report. Please delete the reference to October 11,
2004. Please revise to disclose whether there were any significant changes in internal controls over financial reporting during your last fiscal quarter. Please revise your disclosure relating to controls and procedures accordingly.

* * * *


	You may contact Sondra Snyder at (202) 942-1827 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-2824 or
Ellie Quarles, Special Counsel, at (202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: Thomas Brockington, Esq.









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Superior Galleries, Inc.
Page 7